1st FRANKLIN FINANCIAL CORPORATION

P.O. BOX 880

135 EAST TUGALO STREET

TOCCOA, GEORGIA 30577

June 30, 2011

Via EDGAR

Mr. Michael Clampitt

Senior Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

1st Franklin Financial Corporation
Amendment No. 1 to Registration Statement on Form S-l
Filed June 7, 2011
File No. 333-173684
Amendment No. 1 to Registration Statement on Form S-l
Filed June 7, 2011
File No. 333-173685
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
File No. 002-27985
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 13, 2011
File No. 002-27985

Dear Mr. Clampitt:

Set forth below are the responses of 1st Franklin Financial Corporation (1st Franklin, “we,” “our,” or the “Company”) to the Securities and Exchange Commission (the “SEC” or the “Commission”) Staff’s comment letter dated June 20, 2011 addressed to Ben F. Cheek, Chief Executive Officer of the Company, concerning the above referenced filings.  For ease of reference, we have included the text of each of the Staff’s comments in bold-face type below, followed by our response thereto.

Registration Statement on Form S-l (File No. 333-173684)

Prospectus Cover

1.

We refer to prior comment 4.  Please revise your cover to include the date the offering will end.

Response: We have revised the cover page of the prospectus to clarify the timing of the offering.

Mr. Michael Clampitt

Securities and Exchange Commission
June [  ], 2011

Item 16. Exhibits and Financial Statement Schedules

4(b) Form of Series 1 Variable Rate Subordinated Debenture

2.

Your Form of Series 1 Variable Rate Subordinated Debenture should, at minimum, include the general terms of the offering as described in the prospectus.  Please address the interest adjustment period and redemption rights in your Form.

Response: We have revised the Form of Series 1 Variable Rate Subordinated Debenture to include the general terms of the offering as described in the prospectus, including the interest adjustment period and redemption rights, and are filing such revised Form of Debenture as Exhibit 4(b) to the registration statement.

Registration Statement on Form S-l (File No. 333-173685)

Prospectus Cover

3.

With respect to the disclosure of all the information required by Item 501(b)(8)(iii) of Regulation S-K, please revise to include the date the offering will end.

Response: We have revised the cover page of the prospectus to clarify the timing of the offering.

Check and Electronic Redemption Options, page 14

4.

With regard to the fourth and fifth paragraphs, revise to file those Agreements as exhibits in your next amendment.  In addition, revise to file as an exhibit a Form of the checks used.

Response: We are filing (i) the form of the Company’s Overdraft Protection Agreement, Security Agreement and Assignment as Exhibit 4(c) to the registration statement, and (ii) the form of the Company’s Senior Demand Note Check Redemption Agreement as Exhibit 4(d) to the registration statement.  As disclosed in the registration statement, the Company provides to holders of Senior Demand Notes an initial supply of blank checks at no charge, and permanent checks are purchased by a holder of Senior Demand Notes from a check supplier of the holder’s choice.  The form of blank check is being filed as Exhibit 4(e) to the registration statement.

Item 16. Exhibits and Financial Statement

Schedules Exhibit 4(b)

5.

Supplementally advise the Staff why the Form of Note does not indicate it is governed by an Indenture and does not provide information as to the state governing law.  Additionally, advise us as to the meaning of the statements in the Note that it”... is nonnegotiable and transferable only ...” and “... may not be transferred or conveyed in whole or in part...”  Please advise as to the sections of the Indenture and the Prospectus that contain these restrictions.

Response: The Company undertakes to make revisions to its form of Senior Demand Note to expressly provide that such notes are governed by an indenture, including the state governing law, and to revise the language contained therein with respect to negotiability and transferability to more explicitly indicate the manner in which such notes may be redeemed.

Exhibit 5

6.

We refer to prior comment 10.  Please advise why you have not filed a legality opinion.  Further, as previously requested, advise why counsel has opined in the legality opinion filed as exhibit 5 to the Form S-l filed April 22, 2011 that the “Notes” will be, among other things, delivered in accordance with the provisions of an indenture dated as of April 3, 2008.

Response:  A legality opinion of counsel to the Company the “Opinion”) was originally filed as Exhibit 5 to the initial filing of the above-referenced registration statement on Form S-1 (File No. 333-173685), filed with the SEC on April 22, 2011.  The exhibit index to the registration statement, as amended, has been updated to expressly refer to such filing.  In the Opinion, such counsel has opined that the Notes will be, among other things delivered in accordance with an indenture dated as of April 3, 2008.  The Notes will be issued and delivered in accordance with an indenture dated as of such date.  While the Company has heretofore filed a “form of” indenture relating to the Notes, which form was originally filed with the SEC on December 26, 2007, in order to eliminate any confusion, the Company is filing, as Exhibit 4(a) to the registration statement, a fully executed copy of such indenture, dated as of April 3, 2008.

Form 10-Q for the Quarter Ended March 31, 2011

Exhibit 19

Notes to Unaudited Condensed Financial Statements

Note 2- Loans, page 8

7.

We note your response to prior comment 23 of our letter dated May 19, 2011 that refers us to the table you provide us in response to comment 17.  However, the table you refer us to in comment 17 does not provide a break-out of your allowance rollforward by portfolio segment, in accordance with ASC 310-10-50-11B(c).  We reiterate our request for you to provide this table to us and to revise future filings to include this table.

Response: Our interpretation of the referenced guidance is to portray to readers of the Company’s financial statements how we evaluate and determine the allowance for loan losses.  Management’s methodology to determine the allowance for loan losses is implemented at the total portfolio level; therefore, we have one portfolio segment. Our loan portfolio consists substantially of small homogeneous loans (of the product types set out in the table below). During 2010, our average originated loan was $2,300 in aggregate amount across the three product types.

	Balance	% Portfolio	2010 Net Charge Offs	% Net Charge Offs
Consumer Loans	$ 344,661,480	89%	$ 22,479,058	96%
Sales Finance Contracts	21,707,043	5%	811,117	3%
Real Estate Loans	22,620,701	6%	117,198	1%
	$ 388,989,224	100%	$ 23,407,373	100%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of  loss and historical payment performance, and together represented 94% of the Company’s loan portfolio during the year ended December 31, 2010.  As a result these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans, and related losses have historically been insignificant (see table above),  and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  As stated in our previous response letter, we have not acquired any impaired loans with deteriorating quality during any period covered by the financial statements incorporated by reference.  As a result, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis due to the composition of the loan portfolio.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  The following table provides additional information on our allowance for loan losses based on our single portfolio segment.  We have updated the table to include the data for the three month period ended March 31, 2011.

	3 Months Ended 3/31/2011	2010	2009
Allowance for Credit Losses:
Beginning balance	$ 24,110,085	$ 26,610,085	$ 23,010,085
Charge offs	(6,743,243)	(30,586,363)	(32,519,500)
Recoveries	2,185,273	7,178,990	6,817,358
Provision	4,557,970	20,907,373	29,302,142
Ending balance	$ 24,110,085	$ 24,110,085	$ 26,610,085
Ending balance: collectively evaluated for impairment	$ 24,110,085	$ 24,110,085	$ 26,610,085
Finance receivables:
Ending balance	$ 366,087,076	$ 388,989,224	$ 371,565,298
Ending balance: collectively evaluated for impairment	$ 366,087,076	$ 388,989,224	$ 371,565,298

We undertake to provide additional similar disclosure in our future filings.

* * * * * *

In responding to the Commission’s comments, management of 1st Franklin acknowledges responsibility for the accuracy and adequacy of the disclosure in our SEC filings in accordance with the Securities and Exchange Act of 1933 and all applicable Securities Act rules.  In addition, management of 1st Franklin acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to call me at 706-282-1620.

Very truly yours,

/s/ A. Roger Guimond

A. Roger Guimond,
Executive Vice President
and Chief Financial Officer

cc:

Mark L. Hanson,

Jones Day